SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	March	2007
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated March 23, 2007.

This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

DOCUMENT 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Research In Motion Limited (the “Company” or “RIM”)

295 Phillip Street

Waterloo, Ontario

N2L 3W8

2.	Date of Material Change

March 16, 2007.

3.	News Release

A news release was issued in Waterloo, Ontario on March 16, 2007 through the newswire services of CCNMatthews and Market Wire, a copy of which is annexed hereto as Schedule “A”.

4.	Summary of Material Change

The Company provided on March 16, 2007 a status update pursuant to the alternative information guidelines of the Ontario Securities Commission (OSC). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

As previously disclosed, while the review of stock option granting practices by the Special Committee of RIM’s Board of Directors is now complete, the Special Committee and its advisors, together with the Company and the Company’s external auditors, continue to do the work necessary to complete the restatement of RIM’s previously filed financial statements and to file its interim financial statements for the second and third quarters of fiscal 2007.

As previously disclosed, the Company had originally anticipated updating its filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC) prior to its fiscal year end of March 3, 2007. Despite best efforts, the Company determined that additional time is required for the Company and its advisors to prepare the updated filings and for the independent auditors to complete their review of those filings. As a result, pursuant to the management cease trade order previously issued by the OSC, RIM provided an update to the OSC on March 7, 2007 with respect to the status of the Company’s continuous disclosure obligations. The OSC continued the management cease trade order (MCTO) in accordance with its terms, provided that the Company report to the OSC on the status of its continuous disclosure obligations on June 5, 2007 if the OSC has not received all necessary Company filings by June 1, 2007. In the interim, RIM will continue to provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. The Company has had communications with both staff of the OSC and staff of the SEC about its internal review. The Company intends to continue to cooperate with the OSC and SEC.

The Company reported that there have been no other material developments in the matters reported in the status update of the Company dated March 5, 2007.

5.	Full Description of Material Change

The Company provided on March 16, 2007 a status update pursuant to the alternative information guidelines of the OSC. These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

As previously disclosed, while the review of stock option granting practices by the Special Committee of RIM’s Board of Directors is now complete, the Special Committee and its advisors, together with the Company and the Company’s external auditors, continue to do the work necessary to complete the restatement of RIM’s previously filed financial statements and to file its interim financial statements for the second and third quarters of fiscal 2007.

As previously disclosed, the Company had originally anticipated updating its filings with the Canadian securities regulatory authorities and the SEC prior to its fiscal year end of March 3, 2007. Despite best efforts, the Company determined that additional time is required for the Company and its advisors to prepare the updated filings and for the independent auditors to complete their review of those filings. As a result, pursuant to the management cease trade order previously issued by the OSC, RIM provided an update to the OSC on March 7, 2007 with respect to the status of the Company’s continuous disclosure obligations. The OSC continued the MCTO in accordance with its terms, provided that the Company report to the OSC on the status of its continuous disclosure obligations on June 5, 2007 if the OSC has not received all necessary Company filings by June 1, 2007. In the interim, RIM will continue to provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. The Company has had communications with both staff of the OSC and staff of the SEC about its internal review. The Company intends to continue to cooperate with the OSC and SEC.

The Company reported that there have been no other material developments in the matters reported in the status update of the Company dated March 5, 2007.

Certain of the statements contained in the news release and in this Material Change Report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, and readers are urged to consider carefully the cautionary language regarding such forward- looking statements contained in the news release.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts have been omitted from this report.

8.	Executive Officer

For further information, please contact Brian Bidulka – Chief Accounting Officer of the Company at (519) 888-7465.

9.	Date of Report

Dated at Waterloo, Ontario, this 23rd day of March, 2007.

SCHEDULE “A”

March 16, 2007

RIM PROVIDES STATUS UPDATE

Waterloo, Ontario – Research In Motion Limited (“RIM” or the “Company”) (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the “OSC”). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

As previously disclosed, while the review of stock option granting practices by the Special Committee of RIM’s Board of Directors is now complete, the Special Committee and its advisors, together with the Company and the Company’s external auditors, continue to do the work necessary to complete the restatement of RIM’s previously filed financial statements and to file its interim financial statements for the second and third quarters of fiscal 2007.

As previously disclosed, the Company had originally anticipated updating its filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC) prior to its fiscal year end of March 3, 2007. Despite best efforts, the Company determined that additional time is required for the Company and its advisors to prepare the updated filings and for the independent auditors to complete their review of those filings. As a result, pursuant to the management cease trade order previously issued by the Ontario Securities Commission (OSC), RIM provided an update to the OSC on March 7, 2007 with respect to the status of the Company’s continuous disclosure obligations. The OSC continued the management cease trade order (MCTO) in accordance with its terms, provided that the Company report to the OSC on the status of its continuous disclosure obligations on June 5, 2007 if the OSC has not received all necessary Company filings by June 1, 2007. In the interim, RIM will continue to provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. The Company has had communications with both staff of the OSC and staff of the SEC about its internal review. The Company intends to continue to cooperate with the OSC and SEC.

The Company reported that there have been no other material developments in the matters reported in the status update of the Company dated March 5, 2007.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

-more-

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s management-initiated, voluntary review of its option granting practices, including statements regarding the anticipated timing of filing financial statements and the additional work required to complete such filings and RIM’s intention to provide regular updates to its shareholders. The terms and phrases, “will”, “intends” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: further determinations made by RIM’s Special Committee, outside advisors, auditors and others; unanticipated developments and delays encountered in connection with RIM’s efforts to complete the restatement of its financial statements and its securities filings; developments relating to RIM’s ongoing communications with the SEC and the OSC; additional corrections that may be required based on factual findings and analysis following the date of this news release, risks associated with litigation relating to RIM’s stock option grants; and legal and accounting developments regarding stock option grants and interpretations of such guidance. In particular, as noted in this news release, the Special Committee and its advisors, together with the Company and its external auditors, continue to do the work necessary to determine the accounting impact resulting from the Special Committee’s findings and the estimates set forth in this news release may require further adjustment as a result of such additional work. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)
Date:	March 27, 2007	By:	/S/ BRIAN BIDULKA
Name: Brian Bidulka Title: Chief Accounting Officer